Exhibit 99.1

 Karooooo to Announce Third Quarter 2025 Results on January 14, 2025

SINGAPORE (January 08, 2025) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “the Company”), which owns 100% of Cartrack and 74.8% of Karooooo Logistics, announced that the Company will release its Third Quarter 2025 Financial Results on Tuesday, January 14, 2025 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Wednesday, January 15, 2024 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/87606283475

Webinar ID: 876 0628 3475

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo is a provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently there are over 2,200,000 connected vehicles and equipment on the Cartrack cloud.

For more information, visit www.karooooo.com.

Investor Relations Contact: IR@karooooo.com